Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1,2

		Three months ended,		Nine months ended,
		Sep 27, 2009	Sep 26, 2010	Sep 27, 2009	Sep 26, 2010
(in millions EUR, except per share data)

Net system sales		458.7	1,027.0	743.1	2,581.6
Net service and field option sales		96.6	149.0	272.4	404.9

Total net sales		555.3	1,176.0	1,015.5	2,986.5

Cost of sales		364.0	663.5	777.4	1,716.0

Gross profit on sales		191.3	512.5	238.1	1,270.5

Research and development costs		115.2	136.8	351.4	382.4
Selling, general and administrative costs	[3]	37.5	47.9	118.2	131.0

Income (loss) from operations		38.6	327.8	(231.5)	757.1

Interest expense	[3]	(2.4)	(1.6)	(5.0)	(7.1)

Income (loss) from operations before income taxes		36.2	326.2	(236.5)	750.0

(Provision for) benefit from income taxes		(16.4)	(57.7)	35.1	(135.0)

Net income (loss)		19.8	268.5	(201.4)	615.0

Basic net income (loss) per ordinary share		0.04	0.61	(0.47)	1.41
Diluted net income (loss) per ordinary share	[4]	0.04	0.61	(0.47)	1.40

Number of ordinary shares used in computing per share amounts (in millions):
Basic		432.7	435.5	432.4	434.9
Diluted	[4]	435.0	439.3	432.4	438.9
ASML — Ratios and Other Data 1,2

		Three months ended,		Nine months ended,
		Sep 27, 2009	Sep 26, 2010	Sep 27, 2009	Sep 26, 2010

Gross profit as a % of net sales		34.4	43.6	23.4	42.5
Income (loss) from operations as a % of net sales	[3]	6.9	27.9	(22.8)	25.4
Net income (loss) as a % of net sales		3.6	22.8	(19.8)	20.6
Shareholders’ equity as a % of total assets	[3]	47.3	42.5	47.3	42.5
Income taxes as a % of income (loss) before income taxes		45.4	17.7	14.8	18.0
Sales of systems (in units)		24	51	45	128
ASP of systems sales (EUR million)		19.1	20.1	16.5	20.2
Value of systems backlog (EUR million)		1,353	2,693	1,353	2,693
Systems backlog (in units)		54	110	54	110
ASP of systems backlog (EUR million)		25.1	24.5	25.1	24.5
Value of booked systems (EUR million)		777	1,297	1,378	3,480
Net bookings (in units)		35	60	58	169
ASP of booked systems (EUR million)		22.2	21.6	23.8	20.6
Number of payroll employees in FTEs		6,529	6,919	6,529	6,919
Number of temporary employees in FTEs		917	1,803	917	1,803

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,2

		Dec 31, 2009	Sep 26, 2010
(in millions EUR)

ASSETS

Cash and cash equivalents		1,037.1	1,548.0
Accounts receivable, net		377.4	915.0
Finance receivables, net		21.6	12.3
Current tax assets		11.3	82.4
Inventories, net		963.4	1,449.8
Deferred tax assets		119.4	71.2
Other assets		218.7	269.4

Total current assets		2,748.9	4,348.1

Finance receivables, net		—	32.2
Deferred tax assets		133.3	93.7
Other assets		77.0	110.6
Goodwill		131.5	140.9
Other intangible assets, net		18.1	15.0
Property, plant and equipment, net	[3]	655.4	720.6

Total non-current assets		1,015.3	1,113.0

Total assets		3,764.2	5,461.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities		1,044.2	2,163.2

Accrued liabilities and other liabilities		44.3	58.4
Deferred and other tax liabilities		188.4	172.7
Provisions		12.7	12.1
Long-term debt	[3]	699.8	735.4

Total non-current liabilities		945.2	978.6

Total liabilities		1,989.4	3,141.8

Shareholders’ equity		1,774.8	2,319.3

Total liabilities and shareholders’ equity		3,764.2	5,461.1

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,		Nine months ended,
		Sep 27, 2009	Sep 26, 2010	Sep 27, 2009	Sep 26, 2010
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)		19.8	268.5	(201.4)	615.0

Depreciation and amortization	[3]	33.8	41.0	107.6	111.9
Impairment		8.6	0.1	15.6	1.6
Loss on disposals of property, plant and equipment		0.9	0.4	3.1	2.0
Share-based payments		2.8	4.6	8.9	9.8
Allowance for doubtful debts		0.7	0.6	1.8	0.8
Allowance for obsolete inventory		13.2	15.5	79.2	50.5
Deferred income taxes		(4.5)	41.4	(62.7)	71.2
Change in assets and liabilities		(140.3)	31.4	127.7	(225.2)

Net cash provided by (used in) operating activities		(65.0)	403.5	79.8	637.6

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment		(13.5)	(34.6)	(97.3)	(59.8)
Proceeds from sale of property, plant and equipment		—	—	6.9	—

Net cash used in investing activities		(13.5)	(34.6)	(90.4)	(59.8)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid		—	—	(86.5)	(87.0)
Net proceeds from issuance of shares and stock options		4.2	2.3	4.7	20.5
Excess tax benefits from stock options		0.7	0.4	1.0	0.4
Net proceeds from other long-term debt		—	—	0.1	—
Redemption and/or repayment of debt	[3]	(0.4)	(0.4)	(1.2)	(1.1)

Net cash provided by (used in) financing activities		4.5	2.3	(81.9)	(67.2)

Net cash flows		(74.0)	371.2	(92.5)	510.6

Effect of changes in exchange rates on cash		(0.7)	(11.8)	1.3	0.3

Net increase (decrease) in cash & cash equivalents		(74.7)	359.4	(91.2)	510.9

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

		Three months ended,
		Sep 27,	Dec 31,	Mar 28,	Jun 27,	Sep 26,
		2009	2009	2010	2010	2010
(in millions EUR, except per share data)

Net system sales		458.7	431.8	631.6	923.0	1,027.0
Net service and field option sales		96.6	148.8	110.2	145.7	149.0

Total net sales		555.3	580.6	741.8	1,068.7	1,176.0

Cost of sales		364.0	360.3	443.2	609.3	663.5

Gross profit on sales		191.3	220.3	298.6	459.4	512.5

Research and development costs		115.2	115.4	120.3	125.3	136.8
Selling, general and administrative costs	[3]	37.5	36.5	41.4	41.7	47.9

Income from operations		38.6	68.4	136.9	292.4	327.8

Interest expense	[3]	(2.4)	(3.5)	(2.8)	(2.7)	(1.6)

Income from operations before income taxes		36.2	64.9	134.1	289.7	326.2

Provision for income taxes		(16.4)	(14.4)	(26.8)	(50.5)	(57.7)

Net income		19.8	50.5	107.3	239.2	268.5

Basic net income per ordinary share		0.04	0.12	0.25	0.55	0.61
Diluted net income per ordinary share	[4]	0.04	0.12	0.25	0.54	0.61

Number of ordinary shares used in computing per share amounts (in millions):
Basic		432.7	433.2	434.0	435.1	435.5
Diluted	[4]	435.0	437.0	437.9	438.9	439.3
ASML — Quarterly Summary Ratios and other data 1,2

		Three months ended,
		Sep 27,	Dec 31,	Mar 28,	Jun 27,	Sep 26,
		2009	2009	2010	2010	2010

Gross profit as a % of net sales		34.4	38.0	40.3	43.0	43.6
Income from operations as a % of net sales	[3]	6.9	11.8	18.5	27.4	27.9
Net income as a % of net sales		3.6	8.7	14.5	22.4	22.8
Shareholders’ equity as a % of total assets	[3]	47.3	47.1	41.2	42.7	42.5
Income taxes as a % of income before income taxes		45.4	22.2	20.0	17.4	17.7
Sales of systems (in units)		24	25	34	43	51
ASP of system sales (EUR million)		19.1	17.3	18.6	21.5	20.1
Value of systems backlog (EUR million)		1,353	1,853	2,170	2,401	2,693
Systems backlog (in units)		54	69	85	101	110
ASP of systems backlog (EUR million)		25.1	26.8	25.5	23.8	24.5
Value of booked systems (EUR million)		777	956	1,004	1,179	1,297
Net bookings (in units)		35	40	50	59	60
ASP of booked systems (EUR million)		22.2	23.9	20.1	20.0	21.6
Number of payroll employees in FTEs		6,529	6,548	6,591	6,691	6,919
Number of temporary employees in FTEs		917	1,137	1,331	1,500	1,803

ASML — Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

		Sep 27,	Dec 31,	Mar 28,	Jun 27,	Sep 26,
		2009	2009	2010	2010	2010
(in millions EUR)

ASSETS

Cash and cash equivalents		1,018.0	1,037.1	1,087.3	1,188.6	1,548.0
Accounts receivable, net		382.1	377.4	629.8	811.5	915.0
Finance receivables, net		21.1	21.6	23.3	—	12.3
Current tax assets		—	11.3	37.5	74.7	82.4
Inventories, net		882.4	963.4	1,155.5	1,309.3	1,449.8
Deferred tax assets		69.0	119.4	107.5	100.7	71.2
Other assets		224.2	218.7	247.3	248.7	269.4

Total current assets		2,596.8	2,748.9	3,288.2	3,733.5	4,348.1

Finance receivables, net		—	—	—	—	32.2
Deferred tax assets		193.5	133.3	127.9	126.4	93.7
Other assets		68.1	77.0	99.1	94.4	110.6
Goodwill		128.6	131.5	141.1	153.2	140.9
Other intangible assets, net		19.0	18.1	17.8	16.4	15.0
Property, plant and equipment, net	[3]	598.7	655.4	720.7	742.8	720.6

Total non-current assets		1,007.9	1,015.3	1,106.6	1,133.2	1,113.0

Total assets		3,604.7	3,764.2	4,394.8	4,866.7	5,461.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities		949.3	1,044.2	1,613.0	1,782.7	2,163.2

Accrued liabilities and other liabilities		44.7	44.3	45.9	57.3	58.4
Deferred and other tax liabilities		193.7	188.4	200.1	205.0	172.7
Provisions		13.5	12.7	13.0	13.8	12.1
Long-term debt	[3]	697.2	699.8	711.8	728.6	735.4

Total non-current liabilities		949.1	945.2	970.8	1,004.7	978.6

Total liabilities		1,898.4	1,989.4	2,583.8	2,787.4	3,141.8

Shareholders’ equity		1,706.3	1,774.8	1,811.0	2,079.3	2,319.3

Total liabilities and shareholders’ equity		3,604.7	3,764.2	4,394.8	4,866.7	5,461.1

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,
		Sep 27,	Dec 31,	Mar 28,	Jun 27,	Sep 26,
		2009	2009	2010	2010	2010
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		19.8	50.5	107.3	239.2	268.5

Depreciation and amortization	[3]	33.8	34.0	34.7	36.2	41.0
Impairment		8.6	0.3	0.8	0.7	0.1
Loss on disposals of property, plant and equipment		0.9	1.0	0.6	1.0	0.4
Share-based payments		2.8	4.5	2.8	2.4	4.6
Allowance for doubtful debts		0.7	0.1	0.2	—	0.6
Allowance for obsolete inventory		13.2	7.4	13.8	21.2	15.5
Deferred income taxes		(4.5)	13.3	23.7	6.1	41.4
Change in assets and liabilities		(140.3)	(91.7)	(142.8)	(113.8)	31.4

Net cash provided by (used in) operating activities		(65.0)	19.4	41.1	193.0	403.5

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment		(13.5)	(7.7)	(7.2)	(18.0)	(34.6)

Net cash used in investing activities		(13.5)	(7.7)	(7.2)	(18.0)	(34.6)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid		—	—	—	(87.0)	—
Net proceeds from issuance of shares and stock options		4.2	6.4	10.4	7.8	2.3
Excess tax benefits from stock options		0.7	1.0	—	—	0.4
Redemption and/or repayment of debt	[3]	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)

Net cash provided by (used in) financing activities		4.5	7.0	10.0	(79.5)	2.3

Net cash flows		(74.0)	18.7	43.9	95.5	371.2

Effect of changes in exchange rates on cash		(0.7)	0.4	6.3	5.8	(11.8)

Net increase (decrease) in cash & cash equivalents		(74.7)	19.1	50.2	101.3	359.4

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Where not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of those elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions. The Company hedges these exposures through the use of currency contracts.
It is the Company’s policy to hedge material remeasurement exposures. The net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

As of September 26, 2010, equity includes EUR 72.0 million loss (net of taxes: EUR 63.2; December 31, 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 14.5 million loss (net of taxes: EUR 12.7 loss; December 31, 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.
ASML — Reconciliation U.S. GAAP — IFRS 1,2
Net income

	Three months ended,		Nine months ended,
	Sep 27, 2009	Sep 26, 2010	Sep 27, 2009	Sep 26, 2010
(in thousands EUR)

Net income (loss) under U.S. GAAP	19.8	268.5	(201.4)	615.0
Share-based payments (see Note 1)	1.4	(0.4)	2.3	(0.2)
Development costs (see Note 2)	24.5	1.6	57.8	13.7
Reversal of write-downs (see Note 3)	28.5	(9.7)	28.5	(9.5)
Income taxes (see Note 4)	(1.4)	9.4	(3.4)	4.3

Net income (loss) under IFRS	72.8	269.4	(116.2)	623.3
Shareholders’ equity

	Sep 27,	Dec 31,	Mar 28,	Jun 27,	Sep 26,
	2009	2009	2010	2010	2010
(in thousands EUR)

Shareholders’ equity under U.S. GAAP	1,706.3	1,774.8	1,811.0	2,079.3	2,319.3
Share-based payments (see Note 1)	(0.5)	2.4	3.5	0.5	(0.2)
Development costs (see Note 2)	259.7	251.5	255.8	269.1	268.0
Reversal of write-downs (see Note 3)	28.5	17.1	13.8	17.3	7.6
Income taxes (see Note 4)	1.4	5.0	0.8	1.2	11.5

Shareholders’ equity under IFRS	1,995.4	2,050.8	2,084.9	2,367.4	2,606.2
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 2 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	This press release is unaudited.

[2]	Numbers have been rounded.

[3]	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the Variable Interest Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures have been adjusted to reflect this change in accounting policy. As of January 1, 2010 the total impact on Property, plant and equipment and Long-term debt amounts to EUR 36.7 million.

[4]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercise would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options when such exercise would be antidilutive.